Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

April 18, 2005

Item 3

News Release

The press release was issued on April 18, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd wishes to announce assay results from the initial 13 diamond drill holes of the 2005 drill campaign it has established at the Bisha concession NW Zone volcanogenic massive sulphide deposit. Nevsun views the NW Zone massive sulphide and gold deposit as a potential source of supplemental feed for the proposed processing facility at Bisha.  The Company is pleased to continue to build auxiliary deposits for future growth of the Bisha Project.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

April 18, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

INITIAL ASSAY RESULTS FROM THE 2005 DRILL PROGRAM AT THE NW ZONE MASSIVE SULPHIDE DEPOSIT, ERITREA

April 18, 2005

Nevsun Resources Ltd wishes to announce assay results from the initial 13 diamond drill holes of the 2005 drill campaign it has established at the Bisha concession NW Zone volcanogenic massive sulphide deposit. The NW Zone is located 1.5 kilometers to the northwest of the Bisha Main deposit.

The Bisha volcanogenic massive sulphide discoveries (Bisha Main, the NW Zone and the Harena Zone) are all characterized by having a gold bearing gossanous surface oxide cap overlying a supergene sulphide layer, which in turn lies on top of a main primary sulphide structure. Typically the oxide cap has provided an exploration target for gold and silver, and the supergene sulphides and primary sulphides have been exploration targets for base metals (copper and zinc).

Nevsun views the NW Zone massive sulphide and gold deposit as a potential source of supplemental feed for the proposed processing facility at Bisha.  The Company is pleased to continue to build auxiliary deposits for future growth of the Bisha Project.

Highlights include:

Gold

Hole NW-012 intersected 8.3 g/t Au over 4.5 meters in oxide

Hole NW-001 intersected 26.84 g/t Au over 3.0 meters in supergene

Hole NW-007 intersected 3.04 g/t Au over 6.0 meters in primary

Hole NW-009 intersected 22.21 g/t Au over 4.7 meters in primary

Copper

Hole NW-002 intersected 1.79% Cu over 12.2 meters in supergene and 1.51% Cu over 10.82 meters in primary

Hole NW-009 intersected 1.07% Cu over 33.0 meters in supergene

Hole NW-012 intersected 1.23% Cu over 12.8 meters in primary

Copper and Zinc

Hole NW005 intersected 0.88% Cu and 3.12% Zn over 13.8 meters in primary

Hole NW008 intersected 1.42% Cu and 4.67% Zn over 22.1 meters in primary

A summary of significant assays is as follows:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	Dip Collar
Oxide
NW-009	46.5	55.5	9.0	1.38	3.0	0	0.01	-55
NW-012	54.0	58.5	4.5	8.30	11.0	0.01	0.05	-55
Supergene
NW-001	54.0	57.0	3.0	26.84	10.5	0	0.01	-45
And	67.0	70.0	3.0	0.08	12.0	0.98	0.01
And	76.0	82.0	6.0	0.07	8.5	1.09	0.0
And	100.9	102.17	1.27	3.90	11.0	0.05	0.18
And	107.34	108.66	1.32	2.29	5.0	0.02	0.01
NW-002	75.6	78.0	2.4	1.13	52.0	0.90	0.03	-45
And	86.8	99.0	12.2	0.26	11.4	1.79	0.03	-45
NW-008	60.5	63.5	3.0	0.03	5.0	1.24	0.06	-45
NW-009	67.0	100.0	33.0	0.12	8.3	1.07	0.01	-55
NW-012	76.0	83.5	7.5	0.01	1.0	0	2.52
Primary
NW-002	106.59	117.41	10.82	0.13	10.6	1.51	0.03	-45
And	141.4	158.22	16.82	0.38	9.5	1.08	0.22
And	164.4	180.2	15.8	0.23	6.4	1.23	0.04
NW-003	222.6	238.0	15.4	0.31	7.2	1.30	0.04	-45
NW-005	86.0	88.5	2.5	1.15	7.2	0.05	0.02	-55
And	88.5	102.5	14.0	0.22	8.5	0.92	0.96	-55
And	148.8	162.6	13.8	0.23	13.5	0.88	3.12
NW-007	85.0	91.0	6.0	3.04	14.8	0.09	0.07	-45
NW-008	107.6	129.7	22.1	0.25	54.7	1.42	4.67	-45
NW-009	100.0	113.5	13.5	0.09	13.7	0.66	0.34
And	128.5	139.0	10.5	0.14	17.6	0.60	0.60	-55
And	1435	149.5	6.0	0.11	19.0	0.60	0.19
And	170.3	175.0	4.7	22.21	55.2	0.21	0.15
And	193.0	221.1	28.1	0.17	12.6	1.02	0.40
And	221.1	228.8	7.7	2.27	8.6	0.80	0.40
And	231.3	236.5	5.2	3.93	11.0	0.19	0.21
NW-011	161.5	170.5	9.0	1.18	4.0	0.16	0.05	-55
And	183.0	215.5	32.5	0.18	8.3	1.07	0.08
And	2720	279.0	7.5	1.05	2.6	0.07	0.01
And	282.5	286.0	3.5	10.03	22.3	0.0	0.0
NW-012	100.4	101.5	1.1	13.65	38.0	0.06	0.27	-55
And	108.2	121.0	12.8	0.32	10.9	1.23	0.88
And	134.5	147.5	13.0	0.16	7.1	0.96	0.10
NW-013	181.8	184.25	2.45	0.32	25.1	0.43	2.38	-55

The two oxide zone intercepts listed above are both gold enriched and hosted by an acidified rock similar to that seen in hole B-75 (drilled in 2003) that intersected 14.05 g/t Au over 15.0 meters.

As well as the oxide gold cap (NW-012), significant gold assays are also seen at the NW Zone in at least four different rock types associated with the supergene and primary sulphide horizons. These  including quartz veins (NW-011, 1.18 g/t Au over 9.0 meters), at the contact with massive sulphides (NW-012, 13.65 g/t Au over 1.1 meters), associated with mafic dykes (NW001, 3.9 g/t Au over 1.27 meters) and associated with felsic dykes (NW-009, 22.21 g/t Au over 4.7 meters). In all instances strong chlorite alteration is apparent and disseminated sulphides in the form of pyrite and chalcopyrite are present.

As in the 2003 drill program, (Nevsun press release December 1, 2003), the majority of the massive sulphide intersections have returned significant lengths of typically 0.6-1.5% copper mineralization, with the supergene zone generally having a higher copper content than the primary sulphide zone. Compared with the Bisha Main deposit, zinc is not as significant in much of the primary of the NW Zone.  However, the southernmost hole drilled at the NW Zone, NW-008, has returned an appreciable amount of zinc mineralization along with credits in silver and copper. This included 22.1 meters averaging 0.25 g/t Au, 54.7 g/t Ag, 1.42% Cu and 4.67% Zn. Additional drilling in this area will determine if there is a significant resource of mineralization that resembles that of the primary sulphide zone at Bisha.

Holes NW-004, NW-006 and NW-010 all intersected minor amounts of mineralization that is now interpreted to be peripheral to the main massive sulphide body.

Additional drilling is planned for the NW Zone during the current drill program.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Forward-looking statements in this release include statements regarding the potential source of supplemental feed for the proposed processing facility at Bisha, significant mineralization resembling the primary sulphide zone at Bisha and mineralization interpreted as peripheral to the main massive sulphide body. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-12.doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

BISHA NORTHWEST ZONE 2005 DRILILNG PROGRAM

338400 mE
338500 mE
338600 mE
338700 mE
338800 mE
338900 mE
339000 mE
1717900 mN
1717800 mN
1717700 mN
1717600 mN
1717500 mN
B-083
B-054
NW-012
NW-006
NW-007
B-080
B-062
NW-010
B-060
B-056
NW-005
NW-009
NW-004
NW-011
NW-001
NW-013
B-055
B-070
B-066
NW-002
B-075
B-073
NW-003
B-057
B-079
B-077
NW-008
2005 Drill Hole
Pre-2005 Drill Hole
Bisha Northwest Zone
2005 Drilling Program